File № 82-4257

VOZROZHDENIYE BANK

Public joint-stock company
Luchnikov pereulok 7/4, Moscow, 101999, Russia
tel.: (095) 929-18-88 fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

«27» January 2004
№ 1101/478

04012745

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

FEB 09 2004

181

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank «Vozrozhdeniye» forward to you:

- Message of the Material Facts
- amendments and alterations # `4

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

dw 2/11

Message of the Material Facts

«Evidence of appearance in the Register of Shareholders of Open Joint-stock company Bank «Vozrozdeniye» of a legal entity possessing over 25% of its issuing securities».

1. Full company name of the issuer: Open Joint-stock company Bank «Vozrozhdeniye».
2. Location of the issuer: Russian Federation, Luchnikov per., 7/4-1, Moscow GSP-9, 101999.
3. Identification Tax Number of the issuer: 5000001042.
4. Unique code of the issuer: 1439.
5. Code of the material fact: 0700143915012004.
6. The Internet site address for publishing messages of the material facts: http://www.vbank.ru/akc/events.html
7. Name of the periodical edition used by the issuer for publishing messages of the material facts: newspaper «Daily news. Moscow Region».
8. Type, category, series and other identification signs of securities: Ordinary non-documentary registered shares (state registration number: 10101439B)
9. Name of the securities' owner: Dmitriy Ljvovich Orlov.
10. Percentage of the above securities, registered on the owner's name: 27.16%.
11. Date of entering of the incoming record on the personal account of the person registered in the system of keeping the Register of the securities' owners: 15.01.2004.

Deputy Chairman of
Vozrozhdeniye Bank (OAO) A.V.Dolgopolov

January 15th 2004

AGREED

Deputy Chief of Main Territorial Department
for Moscow of the Central Bank
of Russian Federation

Signature: G.S.Sitnikova
November 25th, 2003
Stamp: Central Bank of Russian Federation,
Moscow Territorial Division

AMENDMENTS AND ALTERATIONS # `4
introduced into the Charter
of Open Joint-stock Company «Vozrozhdeniye» (Bank «Vozrozhdeniye» OAO),
main government registration number 1027700540680,
Registration date: December 17th, 2002,
Registration number of Bank of Russia according to the Book of Government Registration of Credit Institutions 1439 as of April 12th, 1991.

1. In Clause 1.11., Article 1 after Sub-clause 49 add Sub-clause 50, the following content :

Tulsk Branch, 5a Revolyutsii St., 300034, Tula

Amendments and alterations were introduced by the Supervisory Council of Open Joint-stock Company Vozrozhdeniye», minutes # 4 as of October 17, 2003.

Chairman of Supervisory Board
of Open Joint-stock Company «Vozrozhdeniye» *Seal of VBank* Yu.M.Marinichev